SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 15, 2010

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 15, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc

15 November 2010

Smith & Nephew plc - Transaction in Own Shares

Smith & Nephew plc announces that on 12 November 2010 it transferred a total of 32,823 ordinary shares of US$0.20 each to participants of the Smith & Nephew ShareSave Plan and the Smith & Nephew International ShareSave Plan, who had exercised options following maturity on 1 November 2010.

The shares, which were all formerly held as Treasury shares, were transferred as follows:

•	452 ordinary shares at an exercise price of 576.5p per share; and
•	307 ordinary shares at an exercise price of 507p per share; and
•	23,488 ordinary shares at an exercise price of 455.5p per share; and
•	1,549 ordinary shares at an exercise price of 431p per share.
•	6,359 ordinary shares at an exercise price of 425p per share.
•	668 ordinary shares at an exercise price of 380p per share.

Following the above transactions, Smith & Nephew plc holds 62,759,915 ordinary shares in treasury, and has 889,477,410 ordinary shares in issue (excluding treasury shares).

Gemma Parsons
Deputy Company Secretary